Mail Stop 3628

August 17, 2005

VIA FACSIMILE:  (612) 632-4229

Amy E. Dahl, Esq.
Gray, Plant, Mooty, Mooty & Bennett, P.A.
500 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
(612) 632-3229

Re:	South Dakota State Medical Holdings, Inc.
	Schedule 13E-3, file no. 005-47764,filed July 18, 2005

Dear Ms. Dahl:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3
Purposes of and Reasons for the Reverse Stock Split, page 2

1. Please describe the reasons for undertaking the transaction at this time. See Item 1013(c) of Regulation M-A. We note that the company has been in the same financial situation for a substantial length of time, but that compliance with Section 404 of the Sarbanes-Oxley Act would be required by the end of this fiscal year.

Fairness Determination of the Board of Directors, page 22

2. This section should address all of the factors considered by the board, both positive and negative, and how it analyzed each to arrive at a finding of fairness. Please describe all negative factors considered by the board and explain how the board analyzed such factors with respect to its determination that the Rule 13e-3 transaction is fair to unaffiliated security holders.

3. The disclosure here and throughout your document makes reference to the board`s efforts at retaining and relying upon the fairness opinion. To the extent the board seeks to rely on the fairness opinion on Manchester to satisfy its obligations under Item 1014 of Regulation M-A, it must expressly adopt the analysis and conclusions of that entity.

4. Clarify whether the fairness finding of Manchester addressed the fairness of the price to unaffiliated security holders. If not, explain here and where appropriate in the disclosure document, how the board analyzed the fairness finding of Manchester, addressed to "the holders of our common stock owning less than 1,000 shares of . .. common stock and receiving cash for their fractional shares," to arrive at a finding of fairness as to the unaffiliated security holders as a distinct and separate group.

5. Did the board make a determination whether the consideration offered to unaffiliated security holders constituted fair value in relation to net book value and going concern value? Please see Instruction 2 to Item 1014 of Regulation M-A. These factors should be discussed in reasonable detail. Note that the discussion of these factors should be by the board, but to the extent it did not analyze them, it may adopt the analysis and conclusions of another party that did. To the extent any of the listed measures of value was not considered in the context of this transaction, or was considered but given little weight, this is an important part of the decision making process that should be explained for the benefit of security holders.

6. The filing person should discuss in reasonable detail the material factors upon which the belief of fairness of the Rule
13E-3 transaction as to the unaffiliated security holders is based and, to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the filing person`s beliefs are based on the factors described in Instruction 2 of Item 1014 of Regulation M-A, and paragraphs (c),
(d) and (e) of this section and Item 1015 of Regulation M-A. To the extent any of the factors listed there were not considered in the context of this transaction, the explanation of why may be important for a shareholder seeking to understand the board`s analysis of this transaction. We note your disclosure that you have none of the procedural protections listed in paragraphs (c), (d), and (e) of Item 1014 of Regulation M-A. Please expand your disclosure to explain how the board concluded that the transaction was fair to unaffiliated shareholders despite the lack of procedural safeguards described as important in determining the fairness to unaffiliated security holders in Item 1014 of Regulation M-A.

Engagement of Manchester Financial Group, LLC, page 25

7. Did Manchester make a determination whether the consideration offered to unaffiliated security holders constituted fair value in relation to current market prices, historical market prices, net book value, going concern value, and liquidation value? We note references to the book value and historical market prices in the comparable company chart on page 30 and the sixth bullet under the Fairness Opinion of Manchester Financial Group, LLC, on page 35, but cannot find discussion of these factors as articulated in Instruction 2 to Item 1014 of Regulation M-A.

8. The disclosure in this section makes reference to financial forecasts and projections provided to Manchester and used in its analysis. These and all other non-public projections and financial forecasts provided to the fairness advisor should be disclosed in the offer materials.

9. The second paragraph on page 28 states that the valuation report and fairness opinion are addressed "only to [the] Board."
Please revise to remove any implication that the shareholders are not entitled to rely on the disclosure in the document.

Financial Information, page 42

10. We note that you incorporate by reference the audited consolidated financial statements and other financial information included in your annual report on Form 10-K for the year ended December 31, 2004 and your quarterly report on Form 10-Q for the quarterly period ended March 31, 2005. Please revise this disclosure to clearly identify the matter incorporated by reference by page, paragraph, caption or otherwise. Please see Item 1010(a) of Regulation M-A and Instruction 3 to Item 13 of Schedule 13E-3.

11. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13 and Q&A 7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001) (for guidance on a nearly identical instruction in the context of a tender offer). It appears that only "earnings per common share," or net income per common share meets one of the requirements of Item 1010(c) of Regulation M-A. Please revise to include the complete summary financial statements, as required by Item 1010(c) of Regulation
M-A in the information statement. We note your references to book value per share in other locations of the document.

Proforma Financial Information, page 43

12. It appears that only "net income per common share," or earnings per common share and book value per share meet two of the requirements of Item 1010(b) of Regulation M-A. Please revise to include the complete pro forma information, as required by Item 1010(b) of Regulation M-A in the information statement filed in connection with this going private transaction.

Where You Can Find More Information, page 48

13. Please note that the address of the SEC has changed. The new address should be listed as 100 F Street, N.E., Washington, DC 20549. Please be sure to make this correction throughout your disclosure document.

Documents Incorporated by Reference, page 49

14. Schedule 13E-3 does not expressly permit "forward" incorporation by reference to documents filed after the date of the information statement. To the extent you seek to incorporate by reference such future filings, you must amend the Schedule 13E-3 to specifically incorporate each. Please revise the disclosure to the contraryin this section.

Attachment A

15. We note the disclaimer on page 46 of the report. Shareholders are entitled to rely on the report. Please revise the second to the last sentence accordingly. Further, please expand the disclosure to state that Manchester has consented to the inclusion of the report in the information statement.

Attachment B

16. Please state whether Manchester has consented to the use of the opinion and to the references to it in the information statement.

Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* that company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* that company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

      If you have any questions please contact me at (202)
551-3257 or by facsimile at (202) 772-9203.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions